Exhibit 99.3

UNITED UTILITIES PLC

NOTIFICATION RECEIVED OF INTEREST IN SHARES

2 August 2004

Notification has been received today that as at the close of business on 26 July 2004, Cater Allen International Limited had an interest in 19,744,380 ordinary shares representing 3.55% of the ordinary share capital of the Company.

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United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.